IPO Detail

Duke Energy

All Members of Syndicate:	Morgan Stanley	ABN Amro Rothschild
	Deutsche Bank Securities	CIBC World Markets
	Golman Sachs	Credt Suisse First Boston
	JP Morgan	Scotia Capital
	Salomon Smith Barney	TD Securities
	Wachovia Securities	UBS Warburg

Aggregate Principal Amount of Offering:	54,500,000 shares

Date Offering Commenced:	September 25, 2002

Commission Spread or Profit:	0.30

Last Updated on 11/22/02
By BS51955